Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Three Months Ended March 31, 2021 and 2020

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2021	2020

ASSETS

Current assets
Cash and cash equivalents		$85,989	$61,083
Other investments	4	3,712	4,767
Accounts and other receivable	5	16,959	20,144
Income tax receivable		27	52
Inventories	6	21,774	16,640
Assets held for sale	8	17,503	-
Prepaid expenses		3,208	2,284
Total current assets		149,172	104,970

Deposits		611	591
Deferred financing costs		-	294
Income tax recoverable	17	3,570	-
IVA receivable	5	2,672	2,676
Deferred income tax asset		9,705	12,753
Intangible assets		370	492
Right-of-use leased assets		725	861
Mineral properties, plant and equipment	8,9	86,559	87,955
Total assets		$253,384	$210,592

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$25,867	$27,764
Income taxes payable		2,005	3,038
Loans payable	9	3,433	3,578
Lease liabilities	10	174	173
Liabilities held for sale	8	4,615	-
Total current liabilities		36,094	34,553

Loans payable	9	5,270	6,094
Lease liabilities	10	886	921
Provision for reclamation and rehabilitation		4,357	8,876
Deferred income tax liability		1,159	1,077
Total liabilities		47,766	51,521

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 164,706,112 shares (Dec 31, 2020 - 157,924,708 shares)	Page 4	554,463	517,711
Contributed surplus	Page 4	7,208	9,662
Retained earnings (deficit)		(356,053)	(368,302)
Total shareholders' equity		205,618	159,071
Total liabilities and shareholders' equity		$253,384	$210,592

Commitments and contingencies (Notes 8, 9, 10)

Subsequent events (Notes 8)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Rex McLennan	/s/ Bradford Cooke
Director	Director

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2021	2020

Revenue	12	$34,466	$21,927

Cost of sales:
Direct production costs		18,728	16,800
Royalties		2,460	857
Share-based payments	11 (c)(d)	118	91
Depreciation, depletion and amortization		7,496	6,023
Write down of inventory to net realizable value		-	1,042
		28,802	24,813

Mine operating earnings (loss)		5,664	(2,886)

Expenses:
Exploration and evaluation	13	4,130	2,382
General and administrative	14	3,523	2,005
Care and maintenance costs		521	1,345
Impairment reversal of non-current assets	8	(16,791)	-
		(8,617)	5,732

Operating earnings (loss)		14,281	(8,618)

Finance costs		291	310

Other income (expense):
Foreign exchange		(694)	(4,917)
Investment and other		2,751	49
		2,057	(4,868)

Earnings (loss) before income taxes		16,047	(13,796)

Income tax expense (recovery):
Current income tax expense		671	266
Deferred income tax expense (recovery)		3,127	1,864
		3,798	2,130

Net earnings (loss) and comprehensive earnings (loss) for the period		12,249	(15,926)

Basic earnings (loss) per share based on net earnings (loss)		$0.08	$(0.11)
Diluted earnings (loss) per share based on net earnings (loss)	11(e)	$0.07	$(0.11)

Basic weighted average number of shares outstanding		159,670,842	141,810,208
Diluted weighted average number of shares outstanding	11(e)	163,742,420	141,810,208

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited - prepared by management)
(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2019		141,668,178	$482,170	$11,482	$(370,859)	$122,793

Public equity offerings, net of issuance costs	11 (a)	940,126	1,392	-	-	1,392
Exercise of options	11 (b)	6,000	18	(6)	-	12
Share-based compensation	11 (c)(d)	-	-	745	-	745
Earnings (loss) for the year		-	-	-	(15,926)	(15,926)
Balance at March 31, 2020		142,614,304	483,580	12,221	(386,785)	109,016

Public equity offerings, net of issuance costs	11 (a)	13,804,530	25,206	-	-	25,206
Exercise of options	11 (b)	2,452,000	10,335	(3,425)	-	6,910
Share-based compensation	11 (c)(d)	-	-	3,003	-	3,003
Expiry and forfeiture of options	11 (b)	-	-	(875)	875	-
Expiry and forfeiture of performance share units	11 (c)	-	-	(523)	523	-
Earnings (loss) for the year		-	-	-	1,159	1,159
Balance at December 31, 2020		157,924,708	517,711	9,662	(368,302)	159,071

Public equity offerings, net of issuance costs	11 (a)	4,955,243	29,335	-	-	29,335
Exercise of options	11 (b)	1,826,161	7,417	(3,619)	-	3,798
Share-based compensation	11 (c)(d)	-	-	1,165	-	1,165
Earnings (loss) for the period		-	-	-	12,249	12,249
Balance at March 31, 2021		164,706,112	$554,463	$7,208	$(356,053)	$205,618

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2021	2020

Operating activities
Net earnings (loss) for the period		$12,249	$(15,926)

Items not affecting cash:
Share-based compensation	11(c)(d)	1,165	745
Depreciation, depletion and amortization	8	7,624	6,268
Impairment reversal of non-current assets	8	(16,791)	-
Deferred income tax expense		3,127	1,864
Unrealized foreign exchange loss (gain)		90	654
Finance costs		291	311
Write down of inventory to net realizable value		-	1,042
Loss on asset disposal		34	78
Loss (gain) on other investments	4	(2,546)	(7)
Net changes in non-cash working capital	15	(9,166)	2,622
Cash from (used in) operating activities		(3,923)	(2,349)

Investing activities
Proceeds on disposal of property, plant and equipment		556	27
Mineral property, plant and equipment expenditures	8	(7,270)	(5,512)
Purchase of marketable securities		(832)	-
Proceeds from disposal of marketable securities		4,383	-
Redemption of (investment in) non-current deposits		(20)	-
Cash from (used in) investing activities		(3,183)	(5,485)

Financing activities
Repayment of loans payable	9	(969)	(772)
Repayment of lease liabilities	10	(42)	(43)
Interest paid	9,10	(193)	(218)
Public equity offerings	11(a)	30,100	1,485
Exercise of options	11(b)	3,798	12
Share issuance costs	11(a)	(602)	(74)
Cash from (used in) financing activities		32,092	390

Effect of exchange rate change on cash and cash equivalents		(80)	(934)

Increase (decrease) in cash and cash equivalents		24,986	(7,444)
Cash and cash equivalents, beginning of the period		61,083	23,368
Cash and cash equivalents, end of the period		$85,989	$14,990

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on May 6, 2021.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID 19 pandemic. Numerous health precautions were decreed, including the suspension of non essential businesses, with only essential services to remain open. As at March 31, 2020 mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Non essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020, when mining was declared an essential business by the Mexican government.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

The Company's long-term business could be significantly adversely affected by the effects of the COVID 19 pandemic. The Company cannot accurately predict the impact COVID 19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID 19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID-19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of March 31, 2021, the Company held $86 million in cash and $113.1 million in working capital, the COVID-19 global pandemic is dynamic and given COVID-19 virus cases continue to rise at a significant rate across Mexico and globally, any future restrictions could have a material effect on the Company's financial position. Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID-19 pandemic is uncertain and could impact the financial liquidity of the Company.  The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annal audited consolidated financial statements as at and for the year ended December 31, 2020, except for the following:

Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.  For the sale to be highly probable, management must be committed to , and have a plan to sell the assets, the assets must be available for immediate sale in their present condition and the sale must be expected to qualify for recognition as a completed sale within one year from the date of classification.

Such assets, or disposal groups, are measured at the lower or their original carrying amount and fair value less costs to sell.  Impairment losses or impairment reversals on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings or loss.  Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2020 and accordingly should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2020.

4. OTHER INVESTMENTS

	March 31	December 31
	2021	2020
Balance at beginning of the period	$4,767	$69
Investment in marketable securities, at cost	882	5,497
Disposals	(3,467)	(862)
Unrealized gain (loss)	1,530	63
Balance at end of the period	$3,712	$4,767

The Company holds $3,712 in marketable securities that are classified as Level 1 in the fair value hierarchy (Note 18) and as financial assets measured at FVTPL.  The fair values of Level 1 marketable securities are determined based on the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

5. ACCOUNTS AND OTHER RECEIVABLES

		March 31	December 31
	Note	2021	2020

Trade receivables (1)		$4,800	$8,755
IVA receivables (2)		8,825	9,666
Other receivables		3,333	1,721
Due from related parties	7	1	2
		$16,959	$20,144

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 18).

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These delays and denials have occurred within Compania Minera del Cubo ("El Cubo") and Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At March 31, 2021, El Cubo holds $756 and Guanaceví holds $7,601 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2020 - $978 and $7,714 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at March 31, 2021, the total IVA receivable of $11,497 (December 31, 2020 - $12,342) has been allocated between the current portion of $8,825, which is included in accounts receivable, and a non-current portion of $2,672 (December 31, 2020 - $9,666 and $2,676 respectively).  The non-current portion is composed of El Cubo and Guanacevi of $336 and $1,431 respectively, which are currently under appeal and are unlikely to be received in the next 12 months.  The remaining $905 is IVA receivable for Terronera, which will not become recoverable until Terronera recognizes revenue for tax purposes.

6. INVENTORIES

	March 31	December 31
	2021	2020

Warehouse inventory	$8,722	$8,717
Stockpile inventory	4,783	3,982
Finished Goods inventory	7,968	3,580
Work in process inventory	301	361
	$21,774	$16,640

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

7. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $1 for the three months ended March 31, 2021 (March 31, 2020 - $1). The Company has a $1 net receivable related to these costs as of March 31, 2021 (December 31, 2020 - $2).

The Company was charged $141 for legal services for the three months ended March 31, 2021 by a legal firm in which the Company's corporate secretary is a partner (March 31, 2020 - $38). The Company has $73 payable to the legal firm as at March 31, 2021 (December 31, 2020 - $26).

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

					Transport &
	Mineral properties	Plant	Machinery &equipment	Building	office equipment	Total
Cost

Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999

Additions	18,656	2,506	7,762	358	808	30,090
Disposals	-	(71)	(3,235)	-	(1,366)	(4,672)

Balance at December 31, 2020	$552,878	$106,445	$81,003	$13,314	$12,777	$766,417

Additions	4,894	687	1,364	220	274	7,439
Disposals	(89)	(500)	(1,052)	-	(27)	(1,668)
Assets reclassified as held for sale	-	(14,616)	-	(2,878)	(9)	(17,503)

Balance at March 31, 2021	$557,683	$92,016	$81,315	$10,656	$13,015	$754,685

Accumulated amortization and impairment

Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666

Amortization	18,676	4,472	4,471	306	1,286	29,211
Impairments, net	1,896	(1,782)	310	-	-	424
Disposals	-	(71)	(2,424)	-	(1,344)	(3,839)

Balance at December 31, 2020	$510,335	$94,815	$53,122	$10,166	$10,024	$678,462

Amortization	4,184	1,679	1,332	106	146	7,447
Impairment reversal	-	(14,122)		(2,669)	-	(16,791)
Disposals	-	-	(992)	-	-	(992)

Balance at March 31, 2021	$514,519	$82,372	$53,462	$7,603	$10,170	$668,126

Net book value
At December 31, 2020	$42,543	$11,630	$27,881	$3,148	$2,753	$87,955
At March 31, 2021	$43,164	$9,644	$27,853	$3,053	$2,845	$86,559

Included in Mineral properties is $14,667 in acquisition costs for exploration and evaluation properties (December 31, 2020 - $14,504).

As of March 31, 2021, the Company has $3.7 million committed to capital equipment purchases.

(b) Assets Held for Sale

On March 17, 2021, the Company signed a definitive agreement to sell its El Cubo mine and related assets to VanGold Mining Corp. ("VanGold") for $15.0 million in cash and share payments plus additional contingency payments. On April 9, 2021, VanGold purchased the El Cubo assets for the following consideration:

Per the terms of the agreement, VanGold agreed to pay $15.0 million for the El Cubo assets as follows:

  $0.5 million cash down-payment (received)
  $7.0 million cash on closing
  $5.0 million in VanGold common shares on closing - priced at CDN$0.30 per share for a total of 21,331,058 shares of VanGold
  $2.5 million in an unsecured promissory note due and payable April 9, 2022
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

VanGold has also agreed to pay the Company up to an additional $3.0 million in contingent payments based on the following events:

  $1.0 million upon VanGold producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above US$2,000 dollars per ounce for 20 consecutive days within two years after closing
  $1.0 million if the price of gold closes at or above US$2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023.

During the period ended March 31, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were re-classified to current assets and liabilities as "assets held for sale" and "liabilities held for sale" .  Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216,900 net of depletion and depreciation of $200,100, were reversed resulting in a $16,800 impairment reversal.  The reclamation provision for the El Cubo mine of $4,615 transfers to VanGold upon acquisition of the related mining concessions.

9. LOANS PAYABLE

	March 31,	December 31,
	2021	2020

Balance at the beginning of the year	$9,672	$8,875
Net proceeds from software and equipment financing	-	4,010
Finance cost	174	834
Repayments of principal	(969)	(3,229)
Payments of finance costs	(174)	(834)
Effects of movements in exchange rates	-	16
Balance at the end of the period	$8,703	$9,672

Statements of Financial Position Presentation
Current loans payable	$3,433	$3,578
Non-Current loans payable	5,270	6,094
Total	$8,703	$9,672

The Company has entered into financing arrangements for software licenses and equipment with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 7.8%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at March 31, 2021 the Company was in compliance with these covenants.  The net book value of equipment as at March 31, 2021 includes $11.9 million (December 31, 2020 - $12.3 million) of equipment pledged as security for the equipment financing.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

10. LEASE LIABILITIES

The Company leases office space and the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	March 31,	December 31,
	2021	2020

Balance at the beginning of the year	$1,094	$1,238
Additions	-	31
Interest	19	84
Payments	(61)	(267)
Effects of movement in exchange rates	8	8
Balance at the end of the period	1,060	1,094
Less: Current portion	(174)	(173)
Non-Current Lease Liabilities	$886	$921

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	March 31,	December 31,
	2021	2020

Less than one year	$236	$238
One to five years	635	653
More than five years	384	425
Total at the end of the period	$1,255	$1,316

The following amounts have been recognized in Earnings or Loss:

	For the three months ended
	March 31, 2021	March 31, 2020

Interest on lease liabilities	$19	$22
Expenses related to short-term leases	$139	$216

As at March 31, 2021, the lease liabilities have a weighted-average interest rate of 7.3%.  For the three months ended March 31, 2021, the Company recognized $19 in interest expense on the lease liabilities (March 31, 2020 - $22) and $139 related to short term rentals, primarily for rented mining equipment and employee housing (March 31, 2020 - $216).

11. SHARE CAPITAL

(a) Public Offerings

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are ATM distributions.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

During the three months ended March 31, 2021, the Company issued 4,955,243 common shares under the ATM facility at an average price of $6.07 per share for gross proceeds of $30,100, less commission of $602 and recognized $163 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net of share capital.

Subsequent to March 31, 2021 an additional 3,283,204 common shares were issued under the ATM facility at an average price of $5.45 per share for gross proceeds of $17,899, less commission of $358.

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the period:

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2021		December 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of the year	5,978,300	$3.29	6,923,000	$3.74
Granted	818,500	$6.90	2,490,000	$2.22
Exercised	(2,454,900)	$3.84	(2,452,000)	$3.71
Expired and forfeited	(70,200)	$2.38	(982,700)	$2.73
Outstanding, end of the period	4,271,700	$3.69	5,978,300	$3.29

Options exercisable at the end of the period	2,672,700	$3.39	4,174,700	$3.67

During the three months ended March 31, 2021, the weighted-average share price at the date of exercise was CAN$7.44 (December 31, 2020 - CAN$5.56)

The following table summarizes the information about stock options outstanding at March 31, 2021:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
	Outstanding	Remaining
Price Intervals	as at March 31, 2021	Contractual Life (Number of Years)	Exercise Price	as at March 31, 2021	Exercise Price
$2.00 - $2.99	1,745,400	3.9	$2.15	843,200	$2.15
$3.00 - $3.99	1,239,300	2.6	$3.43	1,233,300	$3.43
$4.00 - $4.99	408,500	1.0	$4.32	408,500	$4.32
$5.00 - $5.99	60,000	4.5	$5.60	24,000	$5.60
$6.00 - $6.99	818,500	4.9	$6.90	163,700	$6.90
	4,271,700	3.5	$3.69	2,672,700	$3.39

During the three months ended March 31, 2021, the Company recognized share-based compensation expense of $750 (March 31, 2020 - $588) based on the fair value of the vested portion of options granted in the current and prior years.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Weighted-average fair value of option in CAN$	$3.37	$0.98
Risk-free interest rate	0.66%	1.11%
Expected dividend yield	0%	0%
Expected stock price volatility	66%	61%
Expected option life in years	3.85	3.83

(c) Performance Share Units Plan

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to employees of the Company. Under the PSU plan, vested PSUs are redeemable, at the election of the Board of Directors in its discretion, for Common Shares , a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares.  The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the Company's total shareholder return peer group.  The maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Three Months Ended	Year Ended
	March 31, 2021	December 31, 2020
	Number of units	Number of units

Outstanding, beginning of year	1,805,000	1,219,000
Granted	322,000	882,000
Cancelled	-	(296,000)
Outstanding, end of period	2,127,000	1,805,000

There were 322,000 PSUs granted during the three months ended March 31, 2021 (March 31, 2020 - 882,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 388,000 PSUs vest on May 3, 2021, 535,000 PSUs vest on March 3, 2022, 882,000 PSUs vest on March 1, 2023 and 322,000 PSUs vest on March 4, 2024.

During the three months ended March 31, 2021, the Company recognized share-based compensation expense of $415 related to the PSUs (March 31, 2020 -$157).

(d) Deferred Share Units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2021		December 31, 2020
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	1,266,199	$3.00	889,385	$3.36
Granted	82,566	$6.90	376,814	$2.16
Redeemed	-	-	-	-
Outstanding, end of period	1,348,765	$3.24	1,266,199	$3.00

Fair value at period end	1,348,765	$6.22	1,266,199	$6.43

During the three months ended March 31, 2021, the Company recognized an expense on directors' compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $273 (March 31, 2020 - expense recovery of $474) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of March 31, 2021, there are 1,348,765 DSUs outstanding (December 31, 2020 - 1,266,199) with a fair market value of $6,662 (December 31, 2020 - $6,389) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

(e) Diluted Earnings per Share

	Three months ended
	March 31,	March 31,
	2021	2020

Net earnings (loss)	$12,249	$(15,926)
Basic weighted average number of shares outstanding	159,670,842	141,810,208
Effect of dilutive securities:
Stock options	1,944,578	-
Performance share units	2,127,000	-
Diluted weighted average number of share outstanding	163,742,420	141,810,208

Diluted earnings (loss) per share	$0.07	$(0.11)

As of March 31, 2021, there are 2,327,122 anti-dilutive stock options (March 31, 2020 - 6,791,800).

12. REVENUE

	Three Months Ended
	March 31,	March 31,
	2021	2020

Silver Sales (1)	$16,935	$10,199
Gold Sales (1)	18,158	12,173
Less: smelting and refining costs	(627)	(445)
Revenue	$34,466	$21,927

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three Months Ended
	March 31,	March 31,
Revenue by product	2021	2020
Concentrate sales	$17,928	$10,046
Provisional pricing adjustments	(755)	(90)
Total revenue from concentrate sales	17,173	9,956
Refined metal sales	17,293	11,971
Total revenue	$34,466	$21,927

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

13. EXPLORATION AND EVALUATION

	Three Months Ended
	March 31,	March 31,
	2021	2020

Depreciation and depletion	$79	$90
Share-based compensation	161	(118)
Salaries, wages and benefits	858	670
Direct exploration expenditures	1,559	389
Direct evaluation expenditures	1,473	1,740
	$4,130	$2,771

14. GENERAL AND ADMINISTRATIVE

	Three Months Ended
	March 31,	March 31,
	2021	2020

Depreciation and depletion	$34	$55
Share-based compensation	886	772
Salaries, wages and benefits	1,460	213
Direct general and administrative	1,143	965
	$3,523	$2,005

Salaries, wages and benefits includes a $273 expense of directors' deferred share units for the three months ended March 31, 2021 (March 31, 2020 -expense recovery of $474) (See Note 11(d)).

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended
	March 31,	March 31,
	2021	2020

Net changes in non-cash working capital:
Accounts receivable	$3,189	$5,315
Income tax receivable	(3,545)	1,050
Inventories	(5,087)	280
Prepaid expenses	(793)	(1,768)
Accounts payable and accrued liabilities	(1,897)	(1,370)
Income taxes payable	(1,033)	(885)
	$(9,166)	$2,622

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$(3,619)	$6
Fair value of capital assets acquired under finance leases	$-	$3,487

Other cash disbursements:
Income taxes paid	$4,164	$702
Special mining duty paid	$1,331	$-

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

16. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has three operating mining segments which are located in Mexico, Guanaceví, Bolañitos, and El Compas, the El Cubo mine which is on care and maintenance, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.  Exploration projects that are in the local district surrounding a mine are included in the mine's segment

March 31, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$47,918	$584	$19,832	$12,441	$5,074	$140	$85,989
Other Investments	3,712	-	-	-	-	-	3,712
Accounts and other receivables	3,077	157	6,172	4,762	2,371	420	16,959
Income tax receivable	-	4	13	8	2	-	27
Inventories	-	-	16,106	4,177	1,219	272	21,774
Prepaid expenses	1,071	146	1,151	523	13	304	3,208
Assets held for sale	-	-	-	-	-	17,503	17,503
Non-current deposits	76	-	306	155	-	74	611
Non-current income tax recoverable	-	-	-	-	-	3,570	3,570
Non-current IVA receivable	-	905	1,431	-	-	336	2,672
Deferred income tax asset	-	-	7,373	2,332	-	-	9,705
Intangible assets	9	77	94	90	54	46	370
Right-of-use leased assets	628	-	-	83	14	-	725
Mineral property, plant and equipment	312	16,550	42,069	24,806	2,822	-	86,559
Total assets	$56,803	$18,423	$94,547	$49,377	$11,569	$22,665	$253,384

Accounts payable and accrued liabilities	$9,783	$840	$9,701	$3,701	$1,090	$752	$25,867
Income taxes payable	-	-	1,327	640	38	-	2,005
Liabilities held for sale	-	-	-	-	-	4,615	4,615
Loans payable	347	-	2,795	5,561	-	-	8,703
Lease obligations	972	-	-	88	-	-	1,060
Provision for reclamation and rehabilitation	-	-	2,233	1,989	135	-	4,357
Deferred income tax liability	-	-	872	287	-	-	1,159
Total liabilities	$11,102	$840	$16,928	$12,266	$1,263	$5,367	$47,766

December 31, 2020
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$23,370	$489	$25,456	$6,069	$4,579	$1,120	$61,083
Other Investments	4,767	-	-	-	-	-	4,767
Accounts and other receivables	1,475	184	6,573	9,321	1,949	642	20,144
Income tax receivable	-	5	15	12	-	20	52
Inventories	-	-	9,252	4,645	2,461	282	16,640
Prepaid expenses	1,095	122	731	202	20	114	2,284
Non-current deposits	76	-	306	135	-	74	591
Deferred financing costs	294	-	-	-	-	-	294
Non-current IVA receivable	-	854	1,475	-	-	347	2,676
Deferred income tax asset	-	-	9,445	3,308	-	-	12,753
Intangible assets	11	88	134	135	78	46	492
Right-of-use leased assets	649	-	-	105	107	-	861
Mineral property, plant and equipment	309	16,104	40,386	24,445	3,584	3,127	87,955
Total assets	$32,046	$17,846	$93,773	$48,377	$12,778	$5,772	$210,592

Accounts payable and accrued liabilities	$11,008	$802	$10,547	$3,809	$1,018	$580	$27,764
Income taxes payable	4	-	2,367	667	-	-	3,038
Loans payable	439	-	3,105	6,128	-	-	9,672
Lease obligations	982	-	-	112	-	-	1,094
Provision for reclamation and rehabilitation	-	-	2,221	1,978	132	4,545	8,876
Deferred income tax liability	-	-	798	279	-	-	1,077
Total liabilities	$12,433	$802	$19,038	$12,973	$1,150	$5,125	$51,521

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
	Three months ended March 31, 2021
Silver revenue	$-	$-	$13,829	$2,487	$619	$-	$16,935
Gold revenue	-	-	3,464	10,529	4,165	-	$18,158
Less: smelting and refining costs	-	-	-	(489)	(138)	-	$(627)
Total revenue	$-	$-	$17,293	$12,527	$4,646	$-	$34,466

Salaries, wages and benefits:
mining	$-	$-	$1,874	$1,164	$537	$-	$3,575
processing	-	-	611	372	234	-	1,217
administrative	-	-	991	670	299	-	1,960
stock based compensation	-	-	39	40	39	-	118
change in inventory	-	-	(1,675)	94	160	-	(1,421)
Total salaries, wages and benefits	-	-	1,840	2,340	1,269	-	5,449

Direct costs:
mining	-	-	6,228	2,528	1,107	-	9,863
processing	-	-	2,568	1,166	453	-	4,187
administrative	-	-	1,499	848	661	-	3,008
change in inventory	-	-	(4,036)	263	112	-	(3,661)
Total direct production costs	-	-	6,259	4,805	2,333	-	13,397

Depreciation and depletion:
depreciation and depletion	-	-	2,703	3,703	1,137	-	7,543
change in inventory	-	-	(1,110)	90	973	-	(47)
Total depreciation and depletion	-	-	1,593	3,793	2,110	-	7,496

Royalties	-	-	2,213	68	179	-	2,460

Total cost of sales	$-	$-	$11,905	$11,006	$5,891	$-	$28,802

Care and maintenance costs	-	-	-	-	-	521	521
Impairment (impairment reversal)	-	-	-	-	-	(16,791)	(16,791)

Earnings (loss) before taxes	$(1,757)	$(4,130)	$5,388	$1,521	$(1,245)	$16,270	$16,047

Current income tax expense (recovery)	-	-	358	253	60	-	671
Deferred income tax expense (recovery)	-	-	2,141	986	-	-	3,127
Total income tax expense (recovery)	-	-	2,499	1,239	60	-	3,798

Net earnings (loss)	$(1,757)	$(4,130)	$2,889	$282	$(1,305)	$16,270	$12,249

The Exploration segment included $498 of costs incurred in Chile for the three months ended March 31, 2021 (March 31, 2020 - $388).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
	Three months ended March 31, 2020
Silver revenue	$-	$-	$8,884	$1,002	$313	$-	10,199
Gold revenue	-	-	3,087	6,092	2,994	-	12,173
Less: smelting and refining costs	-	-		(341)	(104)	-	(445)
Total revenue	$-	$-	$11,971	$6,753	$3,203	$-	$21,927

Salaries, wages and benefits:
mining	$-	$-	$1,177	$1,003	$127	$-	$2,307
processing	-	-	452	336	269	-	1,057
administrative	-	-	530	666	255	-	1,451
stock based compensation	-	-	30	31	30	-	91
change in inventory	-	-	(430)	(47)	(23)	-	(500)
Total salaries, wages and benefits	-	-	1,759	1,989	658	-	4,406

Direct costs:
mining	-	-	4,239	2,112	1,045	-	7,396
processing	-	-	2,216	803	594	-	3,613
administrative	-	-	791	468	303	-	1,562
change in inventory	-	-	(540)	(46)	500	-	(86)
Total direct production costs	-	-	6,706	3,337	2,442	-	12,485

Depreciation and depletion:
depreciation and depletion	-	-	2,011	2,205	2,110	-	6,326
change in inventory	-	-	(402)	(133)	232	-	(303)
Total depreciation and depletion	-	-	1,609	2,072	2,342	-	6,023

Royalties	-	-	678	37	142	-	857
Write down of inventory to NRV	-	-	-	-	1,042	-	1,042

Total cost of sales	$-	$-	$10,752	$7,435	$6,626	$-	$24,813

Care and maintenance costs	-	-	-	-	-	1,345	1,345

Earnings (loss) before taxes	$(7,183)	$(2,382)	$1,219	$(682)	$(3,423)	$(1,345)	$(13,796)

Current income tax expense (recovery)	-	-	158	85	19	4	266
Deferred income tax expense (recovery)	-	-	388	1,392	84	-	1,864
Total income tax expense (recovery)	-	-	546	1,477	103	4	2,130

Net earnings (loss)	$(7,183)	$(2,382)	$673	$(2,159)	$(3,526)	$(1,349)	$(15,926)

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

17. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6,000) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,000) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,100) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 9.1 million ($500) and inflationary charges of MXN 13.7 million ($700) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of March 31, 2021, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company continues to assess MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities. The Company continues to assess that it is probable that its appeal should prevail, and the maximum estimated exposure is the amount of the above allowance.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($700) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  As a condition of the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during the three months ended March 31, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at March 31, 2021, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	85,989	85,989	85,989
Other Investments	3,712	-	3,712	3,712
Trade and other receivables	4,800	12,159	16,959	16,959
Total financial assets	8,512	98,148	106,660	106,660

Financial liabilities:
Accounts payable and accrued liabilites	6,662	19,205	25,867	25,867
Loans payable	-	8,703	8,703	8,703
Total financial liabilities	6,662	27,908	34,570	34,570

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $3,712 of these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

During the three months ended March 31, 2021, marketable securities included in Level 2 at December 31, 2020 with a fair market value of $497 were transferred to Level 1, as these securities began trading on an active market.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at March 31, 2021 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	3,712	3,712	-	-
Trade receivables	4,800	-	4,800	-
Total financial assets	8,512	3,712	4,800	-

Financial liabilities:
Deferred share units	6,662	6,662	-	-
Total financial liabilities	6,662	6,662	-	-

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2021 and 2020

(unaudited- prepared by management)

 (expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Facsimile: (604) 685-9744 Website: www.edrsilver.com

DIRECTORS	Geoff Handley Margaret Beck Ricardo Campoy Bradford Cooke Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS

Bradford Cooke - Chief Executive Officer

Donald Gray - Chief Operating Officer

Dan Dickson - Chief Financial Officer

Nicholas Shakesby - Vice President, Operations

Luis Castro - Vice-President, Exploration

Dale Mah - Vice-President, Corporate Development

Christine West - Vice-President, Controller

Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22